


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
APR 25 2011
200
SECTION

2010

ANNUAL

REPORT

CONGAREE BANCSHARES, INC.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Financial Statements

and

Report of Independent Registered Public Accounting Firm

For the Years Ended December 31, 2010 and 2009



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CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Table of Contents


CONGAREE
BANCSHARES, INC.

P.O. Box 3018 • West Columbia, SC 29171 • T: 803.794.BANK (2265) • F: 803.926.3222

To Our Shareholders:

The year of 2010 has been a year of transition for us and we want you to be informed and feel confident about your Bank. As you read this report, you will see that we have made significant strides as we managed through the FDIC Consent Order and a challenging economy. Our strategy of shrinking the balance sheet has allowed the bank's capital ratios, net interest margin and liquidity to improve. The company's loss per share has been reduced from ($0.76) to ($0.29) and our pre-tax pre-provision earnings excluding securities gains—a measure of true profitability—improved to $115,422 from ($539,556).

We are once again positioned for managed profitable growth and through this growth, seek to provide returns to you, our shareholders. We will serve our community's banking needs with reasonably priced and personally delivered banking services.

At the core of Congaree State Bank's success is our commitment to our shareholders, our clients, our employees and our community. Your board of directors has set a path for our company's growth by resetting our Mission, Vision and Values as presented below.

Our Mission

To provide financial services and products to the communities of The Midlands of South Carolina.

Our Vision

Congaree State Bank is a community focused, financially strong company of employees dedicated to providing exceptional client service and value-added, customized products and services.

Our Values

Work continuously to grow our client base and employee competencies
Excel in client service
Community based focus and support
Always communicate openly and honestly
Respect and care for all stakeholders
Ensure regulatory compliance and operational integrity at all times

With your support, we plan to execute this mission by creating shareholder value and serving our local community and clients with banking services in a personal, professional and caring manner. These are values that only a strong, locally owned community bank could deliver. Small Bank. Big Difference.

E. Daniel Scott
Chairman of the Board

Charles A. Kirby
President and Chief Executive Officer



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Congaree Bancshares, Inc. and Subsidiary
Cayce, South Carolina

We have audited the accompanying consolidated balance sheets of Congaree Bancshares, Inc. and Subsidiary (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive loss, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Congaree Bancshares, Inc. and Subsidiary, as of December 31, 2010 and 2009, and the results of their operations and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Elliott Davis LLC

Elliott Davis, LLC
Columbia, South Carolina
April 12, 2011

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

	December 31,	
	2010	2009
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 2,771,515	$ 7,006,281
Federal funds sold	2,280,000	5,195,000
Certificates of deposit with other banks	-	250,210
Total cash and cash equivalents	5,051,515	12,451,491
Securities available-for-sale	20,776,657	17,965,661
Securities held-to-maturity (estimated fair value of $1,133,220)	1,143,249	-
Nonmarketable equity securities	474,300	474,300
Loans receivable	90,335,609	106,143,726
Less allowance for loan losses	1,552,061	1,498,937
Loans receivable, net	88,783,548	104,644,789
Premises, furniture and equipment, net	753,709	3,410,687
Accrued interest receivable	503,753	479,112
Other real estate owned	3,293,167	501,037
Other assets	396,817	109,394
Total assets	$ 121,176,715	$ 140,036,471
Liabilities:		
Deposits:		
Noninterest-bearing transaction accounts	$ 9,291,900	$ 11,719,046
Interest-bearing transaction accounts	4,053,594	4,756,331
Savings and money market	46,281,198	33,706,925
Time deposits $100,000 and over	21,396,976	43,067,571
Other time deposits	25,562,324	31,346,837
Total deposits	106,585,992	124,596,710
Federal Home Loan Bank advances	3,000,000	3,000,000
Accrued interest payable	44,059	70,436
Other liabilities	370,016	173,002
Total liabilities	110,000,067	127,840,148
Commitments and contingencies (Notes 13, 14 and 19)		
Shareholders' equity:		
Preferred stock, $.01 par value, 10,000,000 shares authorized:		
Series A cumulative perpetual preferred stock; 3,285 shares issued and outstanding	3,167,722	3,135,530
Series B cumulative perpetual preferred stock; 164 shares issued and outstanding	175,538	178,599
Common stock, $.01 par value, 10,000,000 shares authorized; 1,764,439 shares issued and outstanding	17,644	17,644
Capital surplus	17,688,324	17,658,940
Retained deficit	(9,466,226)	(8,959,528)
Accumulated other comprehensive income (loss)	(406,354)	165,138
Total shareholders' equity	11,176,648	12,196,323
Total liabilities and shareholders' equity	$ 121,176,715	$ 140,036,471

The accompanying notes are an integral part of the consolidated financial statements.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Operations

	For the years ended December 31,	
	2010	**2009**
Interest income:		
Loans, including fees	$ 5,510,062	$ 5,984,716
Investment securities, taxable	653,903	648,748
Investment securities, non-taxable	60,849	-
Federal funds sold and other	16,495	20,917
Total	6,241,309	6,654,381
Interest expense:		
Time deposits $100,000 and over	686,430	1,228,896
Other deposits	1,264,530	1,553,517
Other borrowings	88,145	85,883
Total	2,039,105	2,868,296
Net interest income	4,202,204	3,786,085
Provision for loan losses	853,109	717,937
Net interest income after provision for loan losses	3,349,095	3,068,148
Noninterest income:		
Service charges on deposit accounts	304,723	138,558
Residential mortgage origination fees	76,011	98,177
Gain on sales of securities available-for-sale	439,130	114,571
Gain (loss) on sale of assets	(174,047)	3,423
Impairment loss on nonmarketable equity securities	-	(60,352)
Other	24,761	41,925
Total noninterest income	670,578	336,302
Noninterest expenses:		
Salaries and employee benefits	1,820,278	2,361,927
Net occupancy	441,349	420,116
Furniture and equipment	397,600	391,661
Professional fees	387,717	397,060
Regulatory fees and FDIC assessment	442,999	290,845
Other real estate owned expense	165,478	25,531
Other operating	662,809	660,232
Total noninterest expense	4,318,230	4,547,372
Loss before income taxes	(298,557)	(1,142,922)
Income tax benefit	-	-
Net loss	$ (298,557)	$ (1,142,922)
Net accretion of preferred stock to redemption value	$ 29,131	$ 29,129
Preferred dividends accrued	179,010	174,546
Net loss available to common shareholders	$ (506,698)	$ (1,346,597)
Loss per common share		
Basic loss per share	$ (0.29)	$ (0.76)
Average common shares outstanding	1,764,439	1,764,439

The accompanying notes are an integral part of the consolidated financial statements.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Loss

For the years ended December 31, 2010 and 2009

	Preferred Stock		Common Stock		Capital	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Shares	Amount	Surplus	Deficit	Income	Total
Balance, December 31, 2008	-	$ -	1,764,439	$ 17,644	$ 17,436,270	$ (7,612,931)	$ 222,116	$ 10,063,099
Issuance of Series A preferred stock	3,285	3,103,339						3,103,339
Issuance of Series B preferred stock	164	181,661						181,661
Accretion of Series A discount on preferred stock		32,191				(32,191)		-
Amortization of Series B premium on preferred stock		(3,062)				3,062		-
Dividends paid on preferred stock						(174,546)		(174,546)
Net loss						(1,142,922)		(1,142,922)
Other comprehensive loss, net of taxes of $29,355							(56,978)	(56,978)
Comprehensive loss								(1,199,900)
Stock and warrant compensation expense					222,670			222,670
Balance, December 31, 2009	3,449	$ 3,314,129	1,764,439	$ 17,644	$ 17,658,940	$ (8,959,528)	$ 165,138	$ 12,196,323
Accretion of Series A discount on preferred stock		32,191				(32,191)		-
Amortization of Series B premium on preferred stock		(3,060)				3,060		-
Dividends accrued on preferred stock						(179,010)		(179,010)
Net loss						(298,557)		(298,557)
Other comprehensive loss, net of taxes of $292,705							(571,492)	(571,492)
Comprehensive loss								(870,049)
Stock and warrant compensation expense					29,384			29,384
Balance, December 31, 2010	3,449	$ 3,343,260	1,764,439	$ 17,644	$ 17,688,324	$ (9,466,226)	$ (406,354)	$ 11,176,648

The accompanying notes are an integral part of the consolidated financial statements.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows

	For the years ended December 31,	
	2010	2009
Cash flows from operating activities:		
Net loss	$ (298,557)	$ (1,142,922)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Provision for loan losses	853,109	717,937
Depreciation and amortization expense	220,995	256,213
Discount accretion and premium amortization	78,537	(23,336)
Stock and warrant compensation expense	29,384	222,670
Increase in accrued interest receivable	(24,641)	(6,232)
Decrease in accrued interest payable	(26,377)	(153,998)
Gain on sale of securities available-for-sale	(439,130)	(114,571)
(Gain) loss from sale of premises, furniture and equipment	174,047	(3,423)
Losses and writedowns on sales of other real estate	135,330	-
Other-than-temporary impairment on nonmarketable equity securities	-	60,352
Decrease in other assets	5,282	21,780
Increase (decrease) in other liabilities	18,004	(31,396)
Net cash provided (used) by operating activities	725,983	(196,926)
Cash flows from investing activities:		
Purchase of nonmarketable equity securities	-	(98,700)
Proceeds from maturities/calls of securities available-for-sale	9,027,457	3,122,852
Proceeds from sales of securities available-for-sale	11,368,953	3,530,088
Purchases of securities available-for-sale	(24,155,029)	(10,723,808)
Purchase of securities held-to-maturity	(699,230)	-
Net (increase) decrease in loans receivable	11,748,100	(4,947)
Purchase of premises, furniture and equipment	(46,355)	(87,243)
Proceeds from sales of other real estate owned	332,572	-
Proceeds from sales of premises, furniture and equipment	2,308,291	90,865
Net cash provided (used) by investing activities	9,884,759	(4,170,893)
Cash flows from financing activities:		
Increase (decrease) in noninterest-bearing deposits	(2,427,146)	528,414
Increase (decrease) in interest-bearing deposits	(15,583,572)	5,533,736
Proceeds from issuance of preferred stock	-	3,285,000
Dividends paid on preferred stock	-	(152,159)
Net cash provided (used) by financing activities	(18,010,718)	9,194,991
Net increase (decrease) in cash and cash equivalents	(7,399,976)	4,827,172
Cash and cash equivalents, beginning of period	12,451,491	7,624,319
Cash and cash equivalents, end of period	$ 5,051,515	$ 12,451,491

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Congaree Bancshares, Inc. and Subsidiary (the Company) was incorporated to serve as a bank holding company for its subsidiary, Congaree State Bank (the Bank). Congaree State Bank commenced business on October 16, 2006. The principal business activity of the Bank is to provide banking services to domestic markets, principally in West Columbia and Cayce, South Carolina. The Bank is a state-chartered commercial bank, and its deposits are insured by the Federal Deposit Insurance Corporation. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

Management's Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Lexington County region of South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, Management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, Management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc.) and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations. In the opinion of Management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Investment Securities - Securities are classified in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Bank has the ability and intent to hold the securities until maturity. All other securities not included in trading or held to maturity are classified as available for sale. At December 31, 2010 and 2009, the Bank had no trading securities.

Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Securities available-for-sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders' equity net of deferred income taxes. Management evaluates investment securities for other-than-temporary impairment on a quarterly basis. A decline in the market value of any investment below cost that is deemed other-than-temporary is charged to earnings for the decline in value deemed to be credit related and a new cost basis in the security is established. The decline in value attributed to non-credit related factors is recognized in other comprehensive income. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale.

Nonmarketable Equity Securities - Nonmarketable equity securities include the cost of the Company's investment in the stock of the Federal Home Loan Bank, Pacific Coast Bankers Bank, and Silverton Bank. These stocks have no quoted market value and no ready market exists. The Company's investment in Federal Home Loan Bank stock at December 31, 2010 and 2009 was $372,300. The Company's investment in Pacific Coast Bankers Bank stock at December 31, 2010 and 2009 was $102,000. During 2009, the Bank recognized an impairment charge on the remaining Silverton Bank stock balance of $60,352.

Loans Receivable - Loans are stated at their unpaid principal balance. Interest income is computed using the simple interest method and is recorded in the period earned.

When serious doubt exists as to the collectibility of a loan or when a loan becomes contractually 90 days past due as to principal or interest, interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed.

Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized to income over the contractual life of the related loans or commitments, adjusted for prepayments, using the straight-line method.

The Company identifies impaired loans through its normal internal loan review process. Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected.

Allowance for Loan Losses - Allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. The allowance represents an amount, which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the probability of collection of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Allowance for Loan Losses *(continued)* - Management uses an outsourced independent loan review specialist on an annual basis to corroborate and challenge the internal loan grading system and methods used to determine the adequacy of the allowance for loan losses.

Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such regulators may require additions to the allowance based on their judgments of information available to them at the time of their examination.

Premises, Furniture and Equipment - Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for buildings and improvements of 40 years, furniture and equipment of 5 to 10 years and software of 5 years. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Other Real Estate Owned - Other real estate owned represents properties acquired through or in lieu of loan foreclosure and is initially recorded at fair market value less estimated disposal costs. Costs of improvements are capitalized, whereas costs relating to holding other real estate and valuation adjustments are expensed. Revenue and expenses from operations and changes in valuation allowance are included in other real estate owned expense.

Income Taxes - Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises and equipment, and the net operating loss carryforward.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Loss Per Share - Basic loss per share represents income available to shareholders divided by the weighted-average number of common shares outstanding during the period. Dilutive loss per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. The only potential common share equivalents are those related to stock options and warrants. Stock options and warrants which are antidilutive are excluded from the calculation of diluted net income per share. Since the Company is in a net loss position for the years ended December 31, 2010 and 2009, potential dilutive common shares were not included, because to do so would be antidilutive.

Stock-Based Compensation - The Company accounts for its stock compensation plans using a fair value based method whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

Comprehensive Income - Accounting principles generally require that recognized income, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Comprehensive Income *(continued)* - The components of other comprehensive income and related tax effects are as follows for the years ended December 31, 2010 and 2009.

	2010	2009
Unrealized gains (losses) on securities available-for-sale	$ (425,067)	$ 28,238
Reclassification adjustment for gains realized in net income (loss)	(439,130)	(114,571)
Net unrealized losses on securities	(864,197)	(86,333)
Tax effect	292,705	29,355
Net-of-tax amount	$ (571,492)	$ (56,978)

Statement of Cash Flows - For purposes of reporting cash flows in the financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Interest paid on deposits and other borrowings totaled $2,065,482 and $3,022,294 for the years ended December 31, 2010 and 2009, respectively. Changes in the valuation account for securities available-for-sale, including deferred tax effects, are considered non-cash transactions for purposes of the statement of cash flows and are presented in detail in the notes to the financial statements. In addition, transfers of loans to other real estate owned and changes in dividends payable are also considered non-cash transactions. The Bank transferred loans in the amount of $3,260,032 and $501,037 to other real estate owned during the years ended December 31, 2010 and 2009, respectively. The change in dividends payable was $179,010 and $22,387 during the years ended December 31, 2010 and 2009, respectively. Investments securities with a book value of $448,672 were transferred from the available-for-sale category to held-to-maturity during the year ended December 31, 2010. The Bank did not transfer any investment securities between categories during the year ended December 31, 2009.

There were no income tax payments during the years ended December 31, 2010 and 2009.

Off-Balance Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Fair Values of Financial Instruments - Fair values of financial instruments are estimated using relevant market value information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from a borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Recent Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In January 2010, fair value guidance was amended to require disclosures for significant amounts transferred in and out of Levels 1 and 2 and the reasons for such transfers and to require that gross amounts of purchases, sales, issuances and settlements be provided in the Level 3 reconciliation. Disaggregation of classes of assets and liabilities is also required. The new disclosures are effective for the Company for the current year and have been reflected in a separate note.

In July 2010, the Receivables topic of the ASC was amended to require expanded disclosures related to a company's allowance for credit losses and the credit quality of its financing receivables. The amendments will require the allowance disclosures to be provided on a disaggregated basis. The Company is required to begin to comply with the disclosures in its financial statements for the year ending December 31, 2010.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which significantly changes the regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes several provisions that will affect how community banks, thrifts, and small bank and thrift holding companies will be regulated in the future. Among other things, these provisions abolish the Office of Thrift Supervision and transfer its functions to the other federal banking agencies, relax rules regarding interstate branching, allow financial institutions to pay interest on business checking accounts, change the scope of federal deposit insurance coverage, and impose new capital requirements on bank and thrift holding companies. The Dodd-Frank Act also establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve, which will be given the authority to promulgate consumer protection regulations applicable to all entities offering consumer financial services or products, including banks. Additionally, the Dodd-Frank Act includes a series of provisions covering mortgage loan origination standards affecting originator compensation, minimum repayment standards, and pre-payments. Management is actively reviewing the provisions of the Dodd-Frank Act and assessing its probable impact on our business, financial condition, and results of operations.

In August 2010, two updates were issued to amend various SEC rules and schedules pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies and based on the issuance of SEC Staff Accounting Bulletin 112. The amendments related primarily to business combinations and removed references to "minority interest" and added references to "controlling" and "noncontrolling interest". The updates were effective upon issuance but had no impact on the Company's financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Reclassifications - Certain captions and amounts in the 2009 consolidated financial statements were reclassified to conform with the 2010 presentation. The reclassifications did not have an impact on the net loss or shareholders' equity.

NOTE 2 - CASH AND DUE FROM BANKS

The Company is required to maintain cash balances with its correspondent banks to cover all cash letter transactions. At December 31, 2010 and 2009, the requirement was met by the cash balance in the vault.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair values of securities available-for-sale were:

	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2010				
Government sponsored enterprises	$ 16,240,270	$ 14,333	$ 410,739	$ 15,843,864
Mortgage-backed securities	2,151,089	8,107	40,942	2,118,254
State, county and municipal	2,999,285	75	184,821	2,814,539
	$ 21,390,644	$ 22,515	$ 636,502	$ 20,776,657
December 31, 2009				
Government sponsored enterprises	$ 10,603,783	$ 251,076	$ 105,668	$ 10,749,191
Mortgage-backed securities	6,662,003	176,778	52,122	6,786,659
State, county and municipal	449,666	-	19,855	429,811
	$ 17,715,452	$ 427,854	$ 177,645	$ 17,965,661

The amortized cost and estimated fair values of securities held-to-maturity were:

	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2010				
State, county and municipal	$ 1,143,249	$ -	$ 10,029	$ 1,133,220
	$ 1,143,249	$ -	$ 10,029	$ 1,133,220

There were no securities classified as held-to-maturity at December 31, 2009.

Proceeds from sales of available-for-sale securities during 2010 and 2009 were $11,368,953 and $3,530,088, respectively. Gross gains of $439,130 and $114,571 were recognized on those sales in 2010 and 2009, respectively. The amortized costs and fair values of investment securities at December 31, 2010, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Callable securities and mortgage-backed securities are included in the year of their contractual maturity date.

In May 2010, management transferred securities with a book value of $447,875 from the available-for-sale category to held-to-maturity. Management intends to hold these investments to maturity and reasonably believes it has the capacity to do so.

	Securities Available-for-Sale		Securities Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due after one through five years	$ 123,986	$ 131,622	$ -	$ -
Due after five through ten years	13,968,231	13,705,357	447,275	438,392
Due after ten years	7,298,427	6,939678	695,974	694,828
Total securities	$ 21,390,644	$ 20,776,657	$ 1,143,249	$ 1,133,220

NOTE 3 - INVESTMENT SECURITIES - *continued*

The following table shows gross unrealized losses and fair value of securities available-for-sale, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010.

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprises	$13,454,861	$ 410,739	$ -	$ -	$13,454,861	410,739
Mortgage-backed securities	1,165,950	40,942	-	-	1,165,950	40,942
State, county and municipal	1,936,006	184,821	-	-	1,936,006	184,821
	$16,556,817	$ 636,502	$ -	$ -	$16,556,817	$ 636,502

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009.

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprises	$ 5,718,617	$ 105,668	$ -	$ -	$ 5,718,617	105,668
Mortgage-backed securities	2,477,725	52,122	-	-	2,477,725	52,122
State, county and municipal	429,811	19,855	-	-	429,811	19,855
	$ 8,626,153	$ 177,645	$ -	$ -	$ 8,626,153	$ 177,645

Securities classified as available-for-sale are recorded at fair market value. There were no securities in a continuous unrealized loss position for more than twelve months at December 31, 2010 or 2009.

The following table shows gross unrealized losses and fair value of securities held-to-maturity, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010.

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State, county and municipal	$ 1,133,220	$ 10,029	$ -	$ -	$ 1,133,220	10,029
	$ 1,133,220	$ 10,029	$ -	$ -	$ 1,133,220	$ 10,029

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

NOTE 3 - INVESTMENT SECURITIES - *continued*

In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies whether downgrades by bond rating agencies have occurred, and industry analysts' reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other-than-temporary.

At December 31, 2010 and 2009, securities with estimated fair value of $3,212,762 and $3,783,988, respectively, were pledged to secure public deposits and to secure the borrowings from the FHLB, as required by law.

NOTE 4 - LOANS RECEIVABLE

Major classifications of loans receivable at December 31 are summarized as follows:

	2010	2009
Real estate - mortgage	$ 67,625,366	$ 75,726,610
Real estate - construction	12,076,019	16,454,132
Commercial and industrial	9,234,855	11,738,295
Consumer and other	1,399,369	2,224,689
Total gross loans	$ 90,335,609	$ 106,143,726

The credit quality indicator utilized by the Company to internally analyze the loan portfolio is the internal risk rating. Loans classified as pass credits have no material weaknesses and are performing as agreed. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

The following is an analysis of our loan portfolio by credit quality indicators at December 31, 2010:

	Commercial	Commercial Real Estate Construction	Commercial Real Estate - Other	Residential-Prime	Residential Subprime
Grade:					
Pass	$ 7,374,129	$ 7,860,668	$ 22,834,938	$ 27,731,483	$ 8,417,454
Special mention	1,011,261	1,125,410	2,756,133	163,430	1,650,840
Substandard or worse	849,465	3,089,941	2,045,296	1,184,031	841,761
Total	$ 9,234,855	$ 12,076,019	$ 27,636,367	$ 29,078,944	$ 10,910,055

	Consumer-Other	Consumer-Auto
Performing	$ 840,124	$ 559,245
Nonperforming	-	-
Total	$ 840,124	$ 559,245

NOTE 4 - LOANS RECEIVABLE - *continued*

The following is an aging analysis of our loan portfolio:

	30-59 Days Past Dues	60-89 Days Past Dues	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment 90 Days and Accruing
Commercial	$ 18,430	$ 93,797	$ 48,836	$ 161,063	$ 9,073,797	$ 9,234,855	$ -
Commercial real estate:							
Construction	-	-	269,730	269,730	11,806,289	12,076,019	-
Other	236,270	-	70,769	307,039	27,329,328	27,636,367	-
Consumer:							
Other	123,835	2,567	-	126,402	1,272,967	1,399,369	-
Residential	370,661	201,090	18,691	590,442	39,398,557	39,988,999	-
Total	$ 749,196	$ 297,454	$ 408,026	$ 1,454,676	$ 88,880,933	$ 90,335,609	$ -

The following is an analysis of loans receivables on nonaccrual status as of December 31, 2010:

Commercial	$ 210,532
Commercial real estate:	
Commercial real estate construction	781,629
Commercial real estate - other	70,769
Consumer	-
Residential:	
Residential - prime	326,580
Residential - subprime	27,779
Total	$ 1,417,289

Transactions in the allowance for loan losses during 2010 and 2009 are summarized below:

	2010	2009
Balance, beginning of year	$ 1,498,937	$ 1,688,840
Provision charged to operations	853,109	717,937
Loans charged-off	(809,338)	(941,439)
Recoveries of loans previously charged-off	9,353	33,599
Balance, end of year	$ 1,552,061	$ 1,498,937

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

NOTE 4 - LOANS RECEIVABLE - *continued*

The following table summarizes the allowance for loan losses and recorded investment in gross loans, by portfolio segment, at and for the period ended December 31, 2010:

	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
Beginning balance	$ 300,192	$ 436,855	$ 17,467	$ 744,423	$ -	$ 1,498,937
Charge-offs	(183,814)	(500,474)	(4,525)	(120,525)	-	(809,338)
Recoveries	6,000	-	1,100	2,253	-	9,353
Provisions	284,733	507,814	5,169	20,301	35,092	853,109
Ending balance	$ 407,111	$ 444,195	$ 19,211	$ 646,452	$ 35,092	$ 1,552,061
Ending balances:						
Individually evaluated for impairment	$ 162,956	$ 14,667	$ 16,423	$ 30,889	$ -	$ 224,935
Collectively evaluated for impairment	$ 244,155	$ 429,528	$ 2,788	$ 615,563	$ 35,092	$ 1,327,126
Loans receivable:						
Ending balance - total	$ 9,234,855	$39,712,386	$ 1,399,369	$39,988,999	$ -	$90,335,609
Ending balances:						
Individually evaluated for impairment	$ 248,858	$ 1,640,710	$ 16,423	$ 345,270	$ -	$ 2,251,261
Collectively evaluated for impairment	$ 8,985,997	$38,071,676	$ 1,382,946	$39,643,729	$ -	$88,084,348

The Company considers a loan to be impaired when it is probable that it will be unable to collect all amounts due according to the original terms of the loan agreement. The Company measures impairment of a loan on a loan-by-loan basis. Impaired loans and related amounts included in the allowance for loan losses at December 31, 2010 and 2009 are as follows:

	December 31,	
	2010	2009
Impaired loans without a valuation allowance	$ 1,090,441	$ 3,894,891
Impaired loans with a valuation allowance	1,160,820	1,120,689
Total impaired loans	$ 2,251,261	$ 5,015,580
Valuation allowance related to impaired loans	$ 224,935	$ 107,822
Average of impaired loans during the year	$ 2,395,149	$ 3,593,707
Total nonaccrual loans	$ 1,417,289	$ 2,020,974
Total loans past due 90 days and still accruing interest	$ -	$ 196,373

At December 31, 2010, the Company had 12 impaired loans totaling $1,408,201 or 1.56% of gross loans, in nonaccrual status. At December 31, 2009, the Company had 13 impaired loans totaling $2,020,974 or 1.90% of gross loans, in nonaccrual status. There were no loans that were contractually past due 90 days or more still accruing interest at December 31, 2010. There was one loan totaling $196,373 that was contractually past due 90 days or more still accruing interest at December 31, 2009. In addition, there were 4 loans restructured or otherwise impaired totaling $843,060 not already included in nonaccrual status at December 31, 2010. There were 10 loans restructured or otherwise impaired totaling $2,994,606 not already included in nonaccrual status at December 31, 2009.

NOTE 4 - LOANS RECEIVABLE - *continued*

The Company's analysis under generally accepted accounting principles indicates that the level of the allowance for loan losses is appropriate to cover estimated credit losses on individually evaluated loans as well as estimated credit losses inherent in the remainder of the portfolio. We recognized $88,250 and $264,640 in interest income on loans that are impaired during the years ended December 31, 2010 and 2009.

The following is an analysis of our impaired loan portfolio detailing the related allowance recorded at December 31, 2010:

	Current Carrying Balance	Unpaid Principal Amount	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial	$ 9,241	$ 9,241	$ -	$ 16,998	$ 560
Commercial real estate - construction	1,050,819	1,050,819	-	1,029,206	43,535
Commercial real estate - other	-	-	-	-	-
Consumer	-	-	-	-	-
Residential -prime	-	-	-	-	-
Residential- subprime	30,381	30,381	-	30,574	1,548
With an allowance recorded:					
Commercial	239,617	266,518	162,956	278,112	12,585
Commercial real estate - construction	519,121	520,507	9,897	525,284	8,283
Commercial real estate - other	70,769	199,942	4,769	196,659	1,107
Consumer	16,423	16,423	16,423	7,208	613
Residential -prime	18,691	18,691	18,691	18,679	692
Residential- subprime	296,199	296,199	12,199	292,430	19,327
Total:					
Commercial	248,858	275,759	162,956	295,110	13,145
Commercial real estate - construction	1,569,940	1,571,326	9,897	1,554,490	51,818
Commercial real estate - other	70,769	199,942	4,769	196,659	1,107
Consumer	16,423	16,423	16,423	7,208	613
Residential -prime	18,691	18,691	18,691	18,679	692
Residential- subprime	326,580	326,580	12,199	323,004	20,875
Total	$ 2,251,261	$ 2,408,721	$ 224,935	$ 2,395,150	$ 88,250

NOTE 5 - PREMISES, FURNITURE AND EQUIPMENT

Premises, furniture and equipment consisted of the following:

	December 31, 2010	December 31, 2009
Land	$ -	$ 1,015,000
Building and improvements	284,953	1,902,901
Furniture and equipment	1,054,566	1,052,653
Automobiles	98,496	98,496
Total	1,438,015	4,069,050
Less, accumulated depreciation	684,306	658,363
Premises, furniture and equipment, net	$ 753,709	$ 3,410,687

Depreciation expense was $ 221,655 and $256,213 for the years ended 2010 and 2009, respectively.

During 2010 the Company sold the administrative building and related improvements, with a book value of $2,482,338, for $2,308,291 million cash in a sale-leaseback transaction. The resulting $174,047 loss on sale was recognized in 2010.

NOTE 6 - OTHER REAL ESTATE OWNED

Transactions in other real estate owned for the years ended December 31, 2010 and 2009 are summarized below:

	2010	2009
Balance, beginning of year	$ 501,037	$ -
Additions	3,260,032	501,037
Sales	(332,572)	-
Write downs	(135,330)	-
Balance, end of year	$ 3,293,167	$ 501,037

NOTE 7 - DEPOSITS

At December 31, 2010, the scheduled maturities of certificates of deposit were as follows:

Maturing In:	Amount
2011	$ 35,263,113
2012	8,407,854
2013	950,359
2014	420,100
2015	1,917,874
Total	$ 46,959,300

At December 31, 2010 and 2009, the Company had approximately $2,217,000 and $5,295,000, respectively, in time deposits obtained through third party brokers.

NOTE 8 - FHLB ADVANCES

Advances outstanding at December 31, 2010 and 2009 consisted of:

Interest Basis	Current Rate	Maturity	Outstanding Balance
Fixed	2.62%	February 25, 2013	$ 3,000,000

NOTE 9 - STOCK COMPENSATION PLAN

Under the terms of employment agreements with the Chief Executive Officer (CEO) and President, Chief Business Development Officer and Chief Financial Officer (CFO), stock options were granted to each as part of their compensation and benefits package. Under these agreements, the CEO and President was granted 79,399 stock options, the Chief Business Development Officer 61,755 options and the CFO 44,110 options. The CEO and President resigned on January 21, 2009 at which time 79,399 options were forfeited. All options granted to the executive officers vest over five years. The options have an exercise price of $10.00 per share and terminate ten years after the date of grant.

The Company also established the 2007 Stock Incentive Plan (the Plan) which provides for the granting of options to employees of the Company. The Company did not grant any options during 2010 or 2009.

The Company recognized $29,384 and $127,942 of stock-based employee compensation expense during 2010 and 2009, respectively, associated with its stock option grants. The Company is recognizing the compensation expense for stock option grants with graded vesting schedules on a straight-line basis over the requisite service period of the award. As of December 31, 2010, all the compensation cost related to stock option grants have been recognized.

A summary of the activity under the stock option plan for the year ended December 31, 2010 and 2009 are as follows:

	2010		2009	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of period	138,237	$ 10.00	225,636	$ 10.00
Granted during the period	-	-		
Exercised during the period	-	-		
Forfeited during the period	(55,846)	10.00	(87,399)	10.00
Outstanding, end of period	82,391	$ 10.00	138,237	$ 10.00
Options exercisable at year end	82,391	$ 10.00	65,661	$ 10.00

The weighted average contractual life of the options outstanding as of December 31, 2010 is 6.09 years. There was no aggregate intrinsic value of options outstanding or exercisable at December 31, 2010. All of the options outstanding as of December 31, 2010 are fully vested.

NOTE 9 - STOCK COMPENSATION PLAN - *continued*

A summary of the status of the Company's nonvested shares as of December 31, 2010 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2010	55,012	$ 3.34
Granted	-	-
Forfeited	(44,218)	3.33
Vested	(10,794)	3.33
Nonvested at December 31, 2010	-	$ -

NOTE 10 - STOCK WARRANTS

The organizers of the Company received stock warrants giving them the right to purchase one share of common stock for every share they purchased in the initial offering of the Company's common stock up to 10,000 shares at a price of $10 per share. The warrants vest over three years and expire on October 16, 2016. Warrants held by directors of the Company will expire 90 days after the director ceases to be a director or officer of the Bank (365 days if due to death or disability). Upon resignation of the CEO and President, 10,000 warrants were forfeited.

At December 31, 2010 all of the outstanding warrants were exercisable.

In calculating the expense for warrants, the fair value of warrants is estimated as of the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 0 percent based on the Company's expectation of dividend payouts; expected volatility of 9.77 percent based on peer group data; risk-free interest rate of 4.76 percent based on the grant date and expected term of the options and expected life of 3 years based on factors such as the vesting period and the option's contractual term. There was no compensation expense related to warrants for the year ended December 31, 2010. Total compensation expense related to warrants was $94,728 for the year ended December 31, 2009.

NOTE 11 - INCOME TAXES

The Company had no income tax expense for the years ended December 31, 2010 or 2009 as it recorded a full valuation allowance against its deferred tax asset.

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31,	
	2010	2009
Deferred tax assets:		
Allowance for loan losses	$ 419,224	$ 401,162
Net operating loss carryforward	2,285,285	2,226,893
Organization and start-up costs	212,488	-
Unrealized loss on securities available for sale	207,634	232,102
Other	186,306	137,659
Deferred tax assets	3,310,937	2,997,816
Valuation allowance	(2,909,693)	(2,767,796)
Net deferred tax assets	401,244	230,020

NOTE 11 - INCOME TAXES - *continued*

	Years ended December 31,	
	2010	2009
Deferred tax liabilities:		
Unrealized gain on securities available for sale	-	85,071
Accumulated depreciation	96,775	125,199
Prepaid expenses	44,567	40,702
Loan origination costs	52,268	64,119
Total deferred tax liabilities	193,610	315,091
Net deferred tax asset (liability)	$ 207,634	$ (85,071)

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2010 and 2009, in consideration of the lack of an established earnings history, management has provided a valuation allowance of 100% to reflect its net realizable value.

The Company has a net operating loss for income tax purposes of $6,639,382 and $6,492,495 as of December 31, 2010 and 2009, respectively. These net operating losses expire in the years 2026 through 2030.

A reconciliation of the income tax provision and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	2010	2009
Tax (benefit) at statutory rate	$ (101,509)	$ (388,593)
Stock compensation expense	9,991	75,708
Change in valuation allowance	141,897	342,173
Other	(50,379)	(29,288)
Income tax benefit	$ -	$ -

The Company had analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions.

NOTE 12 - RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The following table summarizes the Bank's related party loan activity for the year ended December 31, 2010 and 2009:

	2010	2009
Balance, January 1	$ 3,947,014	$ 3,211,211
Disbursements	215,521	1,293,807
Repayments	(861,073)	(558,004)
Balance, December 31,	$ 3,301,462	$ 3,947,014

Deposits by directors, including their affiliates and executive officers, at December 31, 2010 and 2009 were $940,657 and $1,106,064, respectively.

NOTE 13 - LEASES

The Company has entered into an agreement to lease an office facility under a noncancellable operating lease agreement expiring in 2023. The Company may, at its option, extend the lease of its office facility at 2023 Sunset Boulevard in West Columbia, South Carolina, for two additional five year periods. The Company also entered into a sale-leaseback agreement in December 2009 for a portion of the property located in Cayce, South Carolina. The lease is for a period of fifteen years. The Company may, at its option, extend the lease for three consecutive renewal terms of five years each. In June 2010, the Company entered into a sale-leaseback agreement for the branch and office building located at 1201 Knox Abbot Drive in Cayce, South Carolina. The lease is for a period of fifteen years. The Company may, at its option, extend the lease for two consecutive renewal terms of five years each. Minimum rental commitments as of December 31, 2010 are as follows:

2011	$ 390,435
2012	398,249
2013	406,213
2014	414,333
2015 and thereafter	4,435,303
Total	$ 6,044,533

The leases have various renewal options and require increased rentals under cost of living escalation clauses. Rental expenses charged to occupancy and equipment expense in 2010 and 2009 were $266,981 and $172,518, respectively.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

NOTE 15 - LOSS PER SHARE

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed by dividing net loss available to common shareholders by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. There were no dilutive common share equivalents outstanding during 2010 and 2009 due to the net loss; therefore, basic and diluted loss per share were the same.

	2010	2009
Net loss per share - basic computation:		
Net loss available to common shareholders	$ (506,698)	$ (1,346,597)
Average common shares outstanding - basic	$ 1,764,439	$ 1,764,439
Basic loss per share	$ (0.29)	$ (0.76)

NOTE 16 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

NOTE 16 - REGULATORY MATTERS - *continued*

Following the FDIC's safety and soundness examination of the Bank in the fourth quarter of 2009, the Bank entered into a Consent Order with the FDIC and the South Carolina Board of Financial Institutions on May 11, 2010. The Consent Order conveys specific actions needed to address certain findings from the FDIC's Report of Examination and to address the Bank's current financial condition, primarily related to capital planning, liquidity/funds management, policy and planning issues, management oversight, loan concentrations and classifications, and non-performing loans. The Board of Directors and management of the Bank have aggressively worked to improve these practices and procedures and as of April 8, 2011 the Consent Order has been terminated although certain regulatory restrictions remain. Additionally, the Board of Directors and management intend to continue to take all actions necessary to enable the Bank to comply with the requirements of the regulatory restrictions.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31:

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2010						
Total capital (to risk-weighted assets)	$ 12,538	14.09%	$ 7,117	8.00%	$ 8,896	10.00%
Tier 1 capital (to risk-weighted assets)	11,421	12.84%	3,558	4.00%	5,338	6.00%
Tier 1 capital (to average assets)	11,421	9.16%	4,989	4.00%	6,237	5.00%
December 31, 2009						
Total capital (to risk-weighted assets)	$ 10,836	10.57%	$ 8,204	8.00%	$ 10,255	10.00%
Tier 1 capital (to risk-weighted assets)	9,542	9.30%	4,102	4.00%	6,153	6.00%
Tier 1 capital (to average assets)	9,542	6.99%	5,459	4.00%	6,824	5.00%

Under the Bank's current regulatory restrictions, the Bank is required to achieve and maintain Total Risk Based capital at least equal to 10% of risk-weighted assets and Tier 1 capital at least equal to 8% of total assets. As of December 31, 2010, the Bank was considered to be in compliance with the minimum capital requirements established in the regulatory restrictions.

NOTE 17 - UNUSED LINES OF CREDIT

As of December 31, 2010 and 2009, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $9,100,000 and $7,600,000, respectively. These lines of credit are available on a one to twenty day basis for general corporate purposes. The Company also has a credit line to borrow funds from the FHLB. The remaining credit availability as of December 31, 2010 was $9,850,000.

NOTE 18 - RESTRICTIONS ON DIVIDENDS, LOANS, OR ADVANCES

The ability of the Company to pay cash dividends to shareholders is dependent upon receiving cash in the form of dividends from its banking subsidiary. However, certain restrictions exist regarding the ability of the subsidiary to transfer funds in the form of cash dividends to the Company. State chartered banks are authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the State Board of Financial Institutions or the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last examination conducted by the State or Federal regulatory authority. Otherwise, the Bank must file an income and expense report and obtain the specific approval of the State Board.

Under Federal Reserve Board regulations, the amount of loans or advances from the banking subsidiary to the parent company are also restricted.

NOTE 19 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, negotiable instruments, inventory, property, plant and equipment, and real estate. Commitments to extend credit, including unused lines of credit, amounted to $10,965,617 and $13,814,784 at December 31, 2010 and 2009, respectively.

Standby letters of credit represent an obligation of the Company to a third party contingent upon the failure of the Company's customer to perform under the terms of an underlying contract with the third party or obligates the Company to guarantee or stand as surety for the benefit of the third party. The underlying contract may entail either financial or nonfinancial obligations and may involve such things as the shipment of goods, performance of a contract, or repayment of an obligation. Under the terms of a standby letter, generally drafts will be drawn only when the underlying event fails to occur as intended. The Company can seek recovery of the amounts paid from the borrower. The majority of these standby letters of credit are unsecured. Commitments under standby letters of credit are usually for one year or less. At December 31, 2010 and 2009, the Company has recorded no liability for the current carrying amount of the obligation to perform as a guarantor; as such amounts are not considered material. The Company had approximately $125,000 in letters of credit outstanding as of December 31, 2010 and 2009.

NOTE 20 - PREFERRED STOCK

On January 9, 2009, as part of the Capital Purchase Program established by the U.S. Department of the Treasury ("Treasury") under the Emergency Economic Stabilization Act of 2009 (the "EESA"), the Company entered into a Letter Agreement with Treasury dated January 9, 2010, pursuant to which the Company issued and sold to Treasury 3,285 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share (the "Series A Preferred Stock"), and a ten-year warrant to purchase 164 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series B, (the "Series B Preferred Stock"), having a liquidation preference of $1,000 per share, at an initial exercise price of $0.01 per share (the "Warrant"), for an aggregate purchase price of $3,285,000 in cash. The Warrant was immediately exercised. The Preferred Stock, Series A, has a dividend rate of 5% for the first five years and 9% thereafter. The Preferred Stock, Series B, has a dividend rate of 9% per year. The Preferred Stock may not be redeemed for a period of three years from the date of the original investment unless certain conditions are met through a qualified equity offering.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash, Due from Banks and Certificates of Deposit - The carrying amount is a reasonable estimate of fair value, due to the short-term nature of such items.

Federal Funds Sold - Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

Securities Available-for-Sale - Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

Nonmarketable Equity Securities - The carrying value of these securities approximates the fair value since no ready market exists for the stocks.

Loans Receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with contractual terms of the loan agreement are considered impaired. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

FHLB Advances - For disclosure purposes, the fair value of the FHLB fixed rate borrowing is estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Off-Balance Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Because these commitments are made using variable rates and have short maturities, the carrying value and the fair value are immaterial for disclosure.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

	December 31, 2010		December 31, 2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 2,771,515	$ 2,771,515	$ 7,006,281	$ 7,006,281
Federal funds sold	2,280,000	2,280,000	5,195,000	5,195,000
Certificates of deposit	-	-	250,210	250,210
Securities available-for-sale	20,776,657	20,776,657	17,965,661	17,965,661
Securities held-to-maturity	1,143,249	1,133,220	-	-
Nonmarketable equity securities	474,300	474,300	474,300	474,300
Loans receivable, net	88,783,548	88,091,769	104,644,789	104,758,655
Accrued interest receivable	503,753	503,753	479,112	479,112
Financial Liabilities:				
Demand deposit, interest-bearing transaction, and savings accounts	59,626,692	59,626,692	50,182,302	50,182,302
Certificates of deposit and other time deposits	46,959,300	47,362,426	74,414,408	74,577,405
Federal Home Loan Bank advances	3,000,000	2,892,056	3,000,000	3,001,890
Accrued interest payable	44,059	44,059	70,436	70,436
	Notional Amount	**Estimated Fair Value**	**Notional Amount**	**Estimated Fair Value**
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	$ 10,965,617	$ -	$ 13,814,784	$ -
Financial standby letters of credit	125,000	-	125,000	-

Fair Value Measurements

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available for Sale

Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange such as the New York Stock Exchange, Treasury securities that are traded by dealers or brokers in active over-the counter markets and money market funds. Level 2 securities include mortgage backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans

The Company does not record loans at fair value on a recurring basis, however, from time to time, a loan is considered impaired and an allowance for loan loss is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan are considered impaired. Once a loan is identified as individually impaired, management measures impairment. The fair value of impaired loans is estimated using one of several methods, including the collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring a specific allowance represent loans for which the fair value of expected repayments or collateral exceed the recorded investment in such loans. At December 31, 2010 and 2009, substantially all of the impaired loans were evaluated based upon the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the loan as nonrecurring Level 3.

Other Real Estate Owned

Foreclosed assets are adjusted to fair value upon transfer of the loans to other real estate owned. Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure. The initial recorded value may be subsequently reduced by additional allowances, which are charges to earnings if the estimated fair value of the property less estimated selling costs declines below the initial recorded value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Securities available-for-sale				
Government sponsored enterprises	$ 15,843,864	$ -	$ 15,843,864	$ -
Mortgage-backed securities	2,118,254	-	2,118,254	-
State, county and municipals	2,814,539	-	2,814,539	-
Total assets	$ 20,776,657	$ -	$ 20,776,657	$ -

	December 31, 2009			
	Total	Level 1	Level 2	Level 3
Securities available-for-sale				
Government sponsored enterprises	$ 10,749,191	$ -	$ 10,749,191	$ -
Mortgage-backed securities	6,786,659	-	6,786,659	-
State, county and municipals	429,811	-	429,811	-
Total assets	$ 17,965,661	$ -	$ 17,965,661	$ -

There were no liabilities measured at fair value on a recurring basis at December 31, 2010 and 2009, respectively.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2010 and 2009, aggregated by level in the fair value hierarchy within which those measurements fall.

	December 31, 2010			
	Total	Level 1	Level 2	Level 3
Impaired loans	$ 2,026,326	$ -	$ 2,026,326	$ -
Other real estate owned	3,293,167	-	3,293,167	-
Total assets	$ 5,319,493	$ -	$ 5,319,493	$ -

	December 31, 2009			
	Total	Level 1	Level 2	Level 3
Impaired loans	$ 4,907,758	$ -	$ 4,907,758	$ -
Other real estate owned	501,037	-	501,037	-
Total assets	$ 5,408,795	$ -	$ 5,408,795	$ -

There were no liabilities measured at fair value on a nonrecurring basis at December 31, 2010 and 2009, respectively.

Impaired loans which are measured for impairment using the fair value of collateral for collateral dependent loans, had a carrying value of $2,251,261 at December 31, 2010 with a valuation allowance of $224,935. Impaired loans had a carrying value of $5,015,580 at December 31, 2009, with a valuation allowance of $107,822.

Other real estate owned, which is measured at the lower of carrying or fair value less costs to sell, had a net carrying value of $3,293,167 at December 31, 2010 and $501,037 at December 31, 2009. There was approximately $135,330 in writedowns of other real estate owned during the year ended December 31, 2010 and there were no writedowns of other real estate owned during the year ended December 31, 2009.

The Company has no assets or liabilities whose fair values are measured using level 3 inputs.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

NOTE 22 - CONGAREE BANCSHARES, INC. (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for Congaree Bancshares, Inc. (Parent Company Only).

Condensed Balance Sheets

	December 31,	
	2010	2009
Assets:		
Cash	$ 372,682	$ 48,365
Premises and equipment, net	-	2,463,904
Investment in banking subsidiary	11,010,241	9,706,441
Total assets	$ 11,382,923	$ 12,218,710
Liabilities and shareholders' equity:		
Accrued interest payable	$ 4,856	$ -
Other liabilities	201,419	22,387
Total liabilities	206,275	22,387
Shareholders' equity	11,176,648	12,196,323
Total liabilities and shareholders' equity	$ 11,382,923	$ 12,218,710

Condensed Statements of Operations

	For the years ended December 31,	
	2010	2009
Income	$ 8,000	$ 18,000
Expenses:		
Interest	4,856	-
Stock based compensation expense	29,384	222,670
Loss on sale of assets	174,047	222,670
Other expenses	35,562	141,232
Total expense	243,849	363,902
Loss before income taxes and equity in undistributed earnings of banking subsidiary	(235,849)	(345,902)
Equity in undistributed losses of banking subsidiary	(62,708)	(797,020)
Net loss	$ (298,557)	$ (1,142,922)

NOTE 22 - CONGAREE BANCSHARES, INC. (PARENT COMPANY ONLY) - *continued*

Condensed Statements of Cash Flows

	For the years ended December 31,	
	2010	2009
Cash flows from operating activities:		
Net loss	$ (298,557)	$ (1,142,922)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense	24,304	58,319
Equity in undistributed net loss of banking subsidiary	62,708	797,020
Loss on sale of assets	174,047	-
Increase in accrued interest payable	4,856	-
Increase in other liabilities	22	-
Stock and warrant compensation expense	29,384	222,670
Net cash used by operating activities	(3,236)	(64,913)
Cash flows from investing activities:		
Purchase of premises and equipment	-	(39,935)
Sale of premises and equipment	2,265,553	-
Capital contribution to Bank	(1,938,000)	(3,000,000)
Net cash provided (used) by investing activities	327,553	(3,039,935)
Cash flows from financing activities:		
Proceeds from issuance of preferred stock	-	3,285,000
Dividends paid on preferred stock	-	(152,159)
Net cash provided by financing activities	-	3,132,841
Net increase in cash and cash equivalents	324,317	27,993
Cash and cash equivalents, beginning of period	48,365	20,372
Cash and cash equivalents, end of period	$ 372,682	$ 48,365

NOTE 23 – SUBSEQUENT EVENTS

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to all shareholders and other financial statement users, or filed with the Securities and Exchange Commission. In conjunction with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

CORPORATE DATA

ANNUAL MEETING:

The Annual Meeting of Shareholders of Congaree Bancshares, Inc. and Subsidiary, will be held on May 25, 2011 at Clarion Inn - Airport, 500 Chris Drive, West Columbia, South Carolina 29169.

CORPORATE OFFICE:

1219 Knox Abbott Drive
Cayce, South Carolina 29033
Phone 803.794.2265

INDEPENDENT AUDITORS:

Elliott Davis, LLC
1901 Main Street, Suite 1650
Columbia, South Carolina 29202

CORPORATE COUNSEL:

Nelson Mullins Riley & Scarborough, LLP
Atlantic Station
201 17th Street NW, Suite 1700
Atlanta, Georgia 30363

STOCK INFORMATION:

The Common Stock of Congaree Bancshares, Inc. is listed on the OTC bulletin board under the ticker symbol CNRB.OB. Trading and quotations of the common stock have been limited and sporadic. Trading prices have ranged from $3.99 per share to $2.05 per share during 2010. As of December 31, 2010, there were 1,764,439 shares outstanding.

The ability of Congaree Bancshares, Inc. to pay cash dividends is dependent upon receiving cash in the form of dividends from Congaree State Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends. All of the Bank's dividends to the Company are payable only from the undivided profits of the Bank.



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CONGAREE®
STATE BANK
Where financial ideas flow.

1201 Knox Abbott Drive
Cayce, SC 29033

2023 Sunset Boulevard
West Columbia, SC 29169